Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

ANNOUNCEMENT TO THE MARKET

Sarbanes-Oxley Act – section 404

Banco Itaú Holding Financeira S.A. (ITAÚ) is pleased to inform that has fulfilled the requirements of the Sarbanes-Oxley Act section 404, regarding the internal controls over financial reporting, and one year before the due date.

In the report form 20-F filed today in the SEC - Securities and Exchange Commission, ITAÚ included, as required, a “Management’s Report on internal control over financial reporting”, in which has declared the assessment of the controls, and the conclusion that as of December 31, 2005, the company’s internal control over financial reporting is effective.

Furthermore, as required by section 404, management’s assessment was object of a specific Attestation of the Independent Auditors, who must also perform a specific audit of the internal controls in conjunction with the auditing of the financial statements prepared in conformity with accounting principles generally accepted in the United States of America. The Independent Auditors opinion, filed together with the form 20-F, declares that management’s assessment is fairly stated and that the company maintained effective internal control over financial reporting as of December 31, 2005, in all material respects.

These results reaffirm ITAÚ’s commitment to strong and effective internal controls, in connection with the best corporate governance practices, disclosure and long term shareholder value creation.

São Paulo, June 8, 2006.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer